Item 1

ICICI Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI will consider the audited financial results for the nine months period ended December 31, 1999 at its Meeting to be held on January 28, 2000, in Mumbai.

January 11, 2000

For further investor queries:

Contact: A.P. Singh at 91-22-653 6262 or email at singhap@icici.com

END